
August 22, 2013

Via E-mail
Mr. Paul H. McDonough
Chief Financial Officer
OneBeacon Insurance Group, Ltd.
601 Carlson Parkway
Minnetonka, Minnesota   55305

Re: **OneBeacon Insurance Group, Ltd.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 28, 2013
              File No. 001-33128

Dear Mr. McDonough:

       We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

       After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1. Nature of Operations and Summary of Significant Accounting Policies
Basis of presentation, page F-6

1. You disclose that the legal entities included in the sale and expected to be transferred to Armour will hold an agreed upon level of invested assets and capital at closing. Also you disclose that OneBeacon's investing and financing operations are conducted on an overall consolidated level, and accordingly, there are no separately identifiable investing or financing cash flows associated with Runoff Business. Please tell us your consideration that a component of an entity comprises operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes from the rest of the enterprise in order to be reported as discontinued operations. Please refer to ASC 205-

20-20, Glossary, for the definition of a component of an entity and to ASC 205-20-55 Implementation Guidance and Illustrations.

Note 2. Acquisitions and Disposals, page F-12

2. You disclose that you concluded that your continuing involvement to support the separation of the Runoff Business after the closing of the transaction is insignificant relative to the business being sold. Please provide us a summary of your analysis that supports your conclusion. Your analysis should address all of the agreements that are expected to be entered into including the requirement that under certain scenarios you could be required to provide financing in the form of surplus notes. Please refer to ASC 205-20-45-1.

Note 19. Discontinued Operations, page F-69

3. Please tell us how the pre-tax loss on sale of the Runoff Business of $140.7 million was determined, and provide us your analysis supporting that none of it represents a loss or losses that should have been recorded prior to the fourth quarter of 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant